Filed Pursuant to Rule 424(b)(2)
File No. 333-159738

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying product supplement, prospectus supplement and prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject To Completion, dated April 6, 2011

PRICING SUPPLEMENT No. 79 dated April     , 2011

(To Product Supplement No. 4 dated May 28, 2010,

Prospectus Supplement dated April 23, 2010

and Prospectus dated June 4, 2009)

Wells Fargo & Company Medium-Term Notes, Series K ETF Linked Securities Upside Participation To A Cap And Fixed Percentage Buffered Downside

Enhanced Growth Securities Notes Linked to the iShares® Russell 2000 Index Fund due November , 2013

■  Linked to the iShares® Russell 2000 Index Fund

■   150% participation in the upside performance of the iShares Russell 2000 Index Fund, subject to a capped value of 125% to 130% of the original offering price per note

■  Protection against a decline in the iShares Russell 2000 Index Fund as long as the ending price has not declined by more than 10% from the starting price

■   1-to-1 downside exposure to decreases in the value of the iShares Russell 2000 Index Fund in excess of 10%

■  Term of approximately 2.5 years

■  No periodic interest payments

■  May receive less, and possibly 90% less, than the original offering price

Investing in the notes involves risks. See “Risk Factors” on page PRS-6.

The notes are unsecured obligations of Wells Fargo and all payments on the notes are subject to the credit risk of Wells Fargo. The notes are not deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency of the United States or any other jurisdiction.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Original Offering Price	Agent Discount(1)	Proceeds to Wells Fargo
Per Note	100.00%	2.00%	98.00%
Total

(1)

In addition to the agent discount, the original offering price specified above includes structuring and development costs and offering expenses. If the notes were priced today, the agent discount and structuring and development costs would total approximately $35.00 per $1,000 note. The actual agent discount and structuring and development costs will be set forth in the final pricing supplement when the final terms of the notes are determined. In no event will the agent discount and structuring and development costs exceed $50.00 per $1,000 note. See “Plan of Distribution” in the accompanying prospectus supplement for further information including information regarding how we may hedge our obligations under the notes.

Wells Fargo Securities

Enhanced Growth Securities Notes Linked to the iShares® Russell 2000 Index Fund due November , 2013

Investment Description

The Notes Linked to the iShares® Russell 2000 Index Fund due November     , 2013 are senior unsecured debt securities of Wells Fargo & Company that provide (i) the possibility of a leveraged return if the value of the iShares Russell 2000 Index Fund (the “Fund”) increases from its starting price to its ending price, provided that the amount received per note will not be more than the capped value of 125% to 130% of the original offering price per note, (ii) return of principal if, and only if, the ending price of the Fund does not decline by more than 10% from the starting price and (iii) exposure to decreases in the value of the Fund if and to the extent the ending price declines by more than 10% from the starting price, in each case subject to the credit risk of Wells Fargo. If the ending price declines by more than 10% from the starting price, you will receive less, and possibly 90% less, than the original offering price of your notes.

The Fund is an exchange traded fund that seeks to track the Russell 2000 Index, an equity index that is designed to reflect the performance of the small capitalization segment of the United States equity market.

You should read this pricing supplement together with the accompanying product supplement no. 4 dated May 28, 2010, prospectus supplement dated April 23, 2010 and prospectus dated June 4, 2009 for additional information about the notes. Information included in this pricing supplement supersedes information in the accompanying product supplement, prospectus supplement and prospectus to the extent it is different from that information. Certain defined terms used but not defined herein have the meanings set forth in the accompanying product supplement.

Investor Considerations

We have designed the notes for investors who:

¡

seek exposure to the upside performance of the Fund and desire to enhance any increase in the Fund, in each case subject to the capped value, and want to protect against a decline of up to 10% in the Fund by:

☐	participating 150% in any increase in the ending price over the starting price, subject to the capped value of 125% to 130% of the original offering price per note; and

☐	protecting against any decline in the Fund, as long as the ending price has not declined by more than 10% from the starting price;

¡	understand that if any decline in the ending price is more than 10% of the starting price, they will receive less, and possibly 90% less, than the original offering price of the notes;

¡	do not seek current income; and

¡	are willing to hold the notes until maturity.

The notes are not designed for, and may not be a suitable investment for, investors who:

¡	seek a liquid investment or are unable or unwilling to hold the notes to maturity;

¡	expect the value of the Fund to decrease more than 10% from its starting price;

¡	seek full exposure to the upside performance of the Fund;

¡	seek full return of the original offering price of the notes at stated maturity;

¡	seek current income;

¡	are unwilling to accept the risk of exposure to the small capitalization segment of the United States equity market;

¡	seek exposure to the Fund but are unwilling to accept the risk/return trade-offs inherent in the payment at stated maturity for the notes;

¡	are unwilling to accept the credit risk of Wells Fargo to obtain exposure to the Fund generally, or to the exposure to the Fund that the notes provide specifically; and

¡	prefer the lower risk of fixed income investments with comparable maturities issued by companies with comparable credit ratings.

iShares® is a registered mark of BlackRock Institutional Trust Company, N.A. (“BTC”). The notes are not sponsored, endorsed, sold or promoted by BTC, its affiliate, BlackRock Fund Advisors (“BFA”) or iShares Trust. None of BTC, BFA or iShares Trust makes any representations or warranties to the holders of the notes or any member of the public regarding the advisability of investing in the notes. None of BTC, BFA or iShares Trust will have any obligation or liability in connection with the registration, operation, marketing, trading or sale of the notes or in connection with Wells Fargo & Company’s use of information about the iShares® Russell 2000 Index Fund.

PRS-2

Enhanced Growth Securities Notes Linked to the iShares® Russell 2000 Index Fund due November , 2013

Terms of the Notes

Market Measure:	iShares Russell 2000 Index Fund (the “Fund”)

Pricing Date:	, 2011

Issue Date:	May , 2011

The “redemption amount” per note will equal: •If the ending price is greater than the starting price: the lesser of: (i) the original offering price per note plus:

original offering price per note	x	ending price – starting price	x participation rate	; and
starting price

Redemption Amount:

(ii)    the capped value;

•If the ending price is less than or equal to the starting price, but greater than or equal to the threshold price: the original offering price per note; or

•If the ending price is less than the threshold price: the original offering price per note minus:

original offering price per note	x	threshold price – ending price
starting price

If the ending price is less than the threshold price, you will receive less, and possibly 90% less, than the original offering price of your notes.

Stated Maturity Date:	November , 2013, subject to postponement if a market disruption event occurs or is continuing.

Starting Price:	, the fund closing price of the Fund on the pricing date.

Ending Price:	The ending price will be the fund closing price of the Fund on the calculation day.
Capped Value:	The capped value will be determined on the pricing date and will be within the range of 125% to 130% of the original offering price per note ($1,250 to $1,300 per $1,000 note). References in this pricing supplement to a “$1,000 note” are to a note with an original offering price of $1,000.

Threshold Price:	, which is equal to 90% of the starting price.

PRS-3

Enhanced Growth Securities Notes Linked to the iShares® Russell 2000 Index Fund due November , 2013

Terms of the Notes (Continued)

Participation Rate:	150%

Calculation Day:	October 31, 2013 or, if such day is not a trading day, the next succeeding trading day. The calculation day is subject to postponement due to the occurrence of a market disruption event.

Calculation Agent:	Wells Fargo Securities, LLC

Tax Consequences:

The United States federal income tax consequences of your investment in the notes are uncertain. The discussion below supplements the discussion under “United States Federal Income Tax Considerations” in the accompanying product supplement and is subject to the limitations and exceptions set forth therein.

The terms of the notes require you and Wells Fargo (in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary) to characterize and treat a note as a pre-paid derivative contract with respect to the Fund. If the notes are so characterized and treated (and such characterization and treatment is respected by the Internal Revenue Service (the “IRS”)), and subject to the discussion of Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), below, you should generally recognize capital gain or loss upon the sale, exchange or maturity of your notes in an amount equal to the difference between the amount you receive at such time and the price you paid for them. Such gain or loss should generally be long-term capital gain or loss if you held your notes for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to characterize and treat your notes in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the notes, it is possible that your notes could alternatively be treated for tax purposes in the manner described under “United States Federal Income Tax Considerations—Alternative Treatments” on page PS-23 of the accompanying product supplement.

Although not entirely clear, it is possible that the purchase and ownership of the notes will be treated as a “constructive ownership transaction” which would be subject to the constructive ownership rules of Section 1260 of the Code. If your notes were subject to the constructive ownership rules, then any long-term capital gain that you realize upon the sale, exchange, or maturity of your notes would be recharacterized as ordinary income (and you would be subject to an interest charge on deferred tax liability with respect to such recharacterized capital gain) to the extent that such capital gain exceeds the “net underlying long-term capital gain” as defined in Section 1260 of the Code, such excess, the “Excess Gain Amount.” Although the matter is not clear, we believe that it is more likely than not that the “net underlying long-term capital gain” is equal to the amount of long-term capital gain that you would have realized had you purchased an actual interest in the Fund on the date that you purchased your notes (in an amount equal to the number of shares of the Fund that are referenced by your notes, after taking into account the participation rate) and sold such interest in the Fund on the date of the sale, exchange, or maturity of the notes. Under this treatment, and because the maturity payment under the notes will only reflect the appreciation or depreciation in the value of the shares of the Fund and will not be determined by reference to any short-term capital

PRS-4

Enhanced Growth Securities Notes Linked to the iShares® Russell 2000 Index Fund due November , 2013

Terms of the Notes (Continued)

gains or ordinary income, if any, that is recognized by holders of shares of the Fund, we believe that it is more likely than not that the Excess Gain Amount will be equal to zero, and that the application of the constructive ownership rules should accordingly not have any adverse effects to you. However, it is possible that the Excess Gain Amount could be greater than zero if the IRS successfully asserts that the number of the shares of the Fund used to determine the Excess Gain Amount should be calculated by dividing the amount you paid for your notes by the price of the shares of the Fund on the date you acquired your notes, as opposed to making such determination based on the actual number of shares of the Fund that, after taking into account the participation rate, are effectively referenced in determining the actual return on your notes. Because the application of the constructive ownership rules is unclear, however, you are strongly urged to consult your tax advisor with respect to the possible application of the constructive ownership rules to your investment in the notes.

The IRS has released a notice that may affect the taxation of holders of the notes. According to the notice, the IRS and the Treasury Department are actively considering whether the holder of an instrument such as the notes should be required to accrue ordinary income on a current basis. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, if issued, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Code should be applied to such instruments. You are urged to consult your tax advisor concerning the significance, and the potential impact, of the above considerations.

Backup Withholding and Information Reporting. Please see the discussion under “United States Federal Income Tax Considerations—Information Reporting and Backup Withholding” in the accompanying product supplement for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes. In addition, pursuant to recently enacted legislation, certain payments in respect of the notes made to corporate United States holders after December 31, 2011 may be subject to information reporting and backup withholding.

You are urged to read the more detailed discussion in “United States Federal Income Tax Considerations” on page PS-22 of the accompanying product supplement and to consult your own tax advisor.

Agent:	Wells Fargo Securities, LLC. The agent may resell the notes to other securities dealers at the original offering price of the notes less a concession not in excess of 2.00% of the original offering price of the notes. Such securities dealers may include Wells Fargo Advisors, LLC, one of our affiliates.

Denominations:	$1,000 and any integral multiple of $1,000.

CUSIP:	94986RDG3

PRS-5

Enhanced Growth Securities Notes Linked to the iShares® Russell 2000 Index Fund due November , 2013

Risk Factors

If The Ending Price Is Less Than The Threshold Price, You Will Receive Less, And Possibly 90% Less, Than The Original Offering Price Of Your Notes.

If the ending price is less than the threshold price, the redemption amount that you receive at stated maturity will be reduced by an amount equal to the decline in the price of the Fund in excess of the threshold price (expressed as a percentage of the starting price). The threshold price is 90% of the starting price. As a result, you may receive less, and possibly 90% less, than the original offering price per note even if the value of the Fund is greater than or equal to the starting price or the threshold price at certain times during the term of the notes.

The risks set forth below are discussed more fully in the accompanying product supplement.

•	Your Investment May Result In A Loss.

•	Your Yield May Be Lower Than The Yield On Other Debt Securities Of Comparable Maturity.

•	Your Return Will Be Limited By A Capped Value And May Not Reflect The Return On A Direct Investment In The Market Measure.

•	The Notes Are Subject To The Credit Risk Of Wells Fargo.

•	No Periodic Interest Will Be Paid On The Notes.

•

The Inclusion Of The Agent Discount Or Commission And Structuring And Development Costs In The Original Offering Price Of The Notes And Certain Hedging Costs Are Likely To Adversely Affect The Price At Which You Can Sell Your Notes.

•	The Value Of The Notes Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

•	We Do Not Expect A Trading Market For The Notes To Develop.

•	Your Return On The Notes Could Be Less Than If You Owned The Shares Of An Exchange Traded Fund.

•	Historical Values Of A Market Measure Or The Securities Included In A Market Measure Should Not Be Taken As An Indication Of The Future Performance Of Such Market Measure During The Term Of The Notes.

•	Changes That Affect An Exchange Traded Fund Or Its Related Underlying Index May Affect The Value Of The Notes And The Amount You Will Receive At Stated Maturity.

•	We Cannot Control Actions By Any Of The Unaffiliated Companies Whose Securities Are Included In An Exchange Traded Fund Or Its Underlying Index.

•	We And Our Affiliates Have No Affiliation With Any Of The Sponsors And Are Not Responsible For Their Public Disclosure Of Information.

•	An Investment Linked To The Shares Of An Exchange Traded Fund Is Different From An Investment Linked To The Related Underlying Index.

•	You Will Not Have Any Shareholder Rights With Respect To The Shares Of Any Exchange Traded Fund.

•	Anti-dilution Adjustments Relating To The Shares Of An Exchange Traded Fund Do Not Address Every Event That Could Affect Such Shares.

PRS-6

Enhanced Growth Securities Notes Linked to the iShares® Russell 2000 Index Fund due November , 2013

Risk Factors (Continued)

•	The Calculation Agent Can Postpone The Stated Maturity Date If A Market Disruption Event Occurs.

•	Research Reports And Other Transactions May Create Conflicts Of Interest Between You And Us.

•	Potential Conflicts Of Interest Could Arise.

•	Trading And Other Transactions By Us Or Our Affiliates Could Affect The Level Of A Market Measure, Prices Of Securities Included In A Market Measure Or The Value Of The Notes.

•	Significant Aspects Of The Tax Treatment Of The Notes Are Uncertain.

PRS-7

Enhanced Growth Securities Notes Linked to the iShares® Russell 2000 Index Fund due November , 2013

Determining Payment at Stated Maturity

On the stated maturity date, you will receive a cash payment per $1,000 note (the redemption amount) calculated as follows:

Hypothetical Payout Profile

The following profile is based on a hypothetical capped value of 127.5% or $1,275 per $1,000 note (the midpoint of the specified range for the capped value), a participation rate of 150% and a threshold price equal to 90% of the starting price. This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual ending price and the term of your investment.

PRS-8

Enhanced Growth Securities Notes Linked to the iShares® Russell 2000 Index Fund due November , 2013

Hypothetical Payments at Stated Maturity

Set forth below are four examples of payment at stated maturity calculations (rounded to two decimal places), reflecting a hypothetical capped value of 127.5% or $1,275 per $1,000 note (the midpoint of the specified range for the capped value) and assuming hypothetical starting prices and ending prices as indicated in the examples.

Example 1. Redemption amount is greater than the original offering price but less than the capped value:

Hypothetical starting price: $83.90

Hypothetical ending price: $90.00

Since the hypothetical ending price is greater than the hypothetical starting price, the redemption amount would equal:

$1,000 +	$1,000	x	90.00 – 83.90	x 150%	= $	1,109.06
83.90

On the stated maturity date you would receive $1,109.06 per $1,000 note.

Example 2. Redemption amount is equal to the capped value:

Hypothetical starting price: $83.90

Hypothetical ending price: $105.00

The redemption amount would be equal to the capped value since the capped value is less than:

$1,000 +	$1,000	x	105.00 – 83.90	x 150%	= $	1,377.23
83.90

On the stated maturity date you would receive $1,275.00 per $1,000 note.

In addition to limiting your return on the notes, the capped value limits the positive effect of the participation rate. If the ending price is greater than the starting price, you will participate in the performance of the Fund at a rate of 150% up to a certain point. However, the effect of the participation rate will be progressively reduced for ending prices that are greater than 118.33% of the starting price (assuming a capped value of 127.5% or $1,275 per $1,000 note, the midpoint of the specified range for the capped value) since your return on the notes for any ending price greater than 118.33% of the starting price will be limited to the capped value.

PRS-9

Enhanced Growth Securities Notes Linked to the iShares® Russell 2000 Index Fund due November , 2013

Hypothetical Payments at Stated Maturity (Continued)

Example 3. Redemption amount is equal to the original offering price:

Hypothetical starting price: $83.90

Hypothetical ending price: $80.00

Hypothetical threshold price: $75.51, which is 90% of the hypothetical starting price

Since the hypothetical ending price is less than the hypothetical starting price, but not by more than 10%, you would not lose any of the original public offering price of your notes.

On the stated maturity date you would receive $1,000 per $1,000 note.

Example 4. Redemption amount is less than the original offering price:

Hypothetical starting price: $83.90

Hypothetical ending price: $60.00

Hypothetical threshold price: $75.51, which is 90% of the hypothetical starting price

Since the hypothetical ending price is less than the hypothetical starting price by more than 10%, you would lose a portion of the original public offering price of your notes and receive the redemption amount equal to:

$1,000 –	$1,000	x	75.51 – 60.00	= $	815.14
83.90

On the stated maturity date you would receive $815.14 per $1,000 note.

To the extent that the starting price, ending price and capped value differ from the values assumed above, the results indicated above would be different.

PRS-10

Enhanced Growth Securities Notes Linked to the iShares® Russell 2000 Index Fund due November , 2013

Hypothetical Returns

The following table illustrates, for a hypothetical capped value of 127.5% or $1,275 per $1,000 note (the midpoint of the specified range of the capped value) and a range of hypothetical ending prices of the Fund:

•	the hypothetical percentage change from the hypothetical starting price to the hypothetical ending price;

•	the hypothetical redemption amount payable at stated maturity per $1,000 note;

•	the hypothetical total pre-tax rate of return; and

•	the hypothetical pre-tax annualized rate of return.

Hypothetical ending price	Hypothetical percentage change from the hypothetical starting price to the hypothetical ending price	Hypothetical redemption amount payable at stated maturity per $1,000 note	Hypothetical pre-tax total rate of return	Hypothetical pre-tax annualized rate of return(1)
125.85	50.00%	$1,275.00	27.50%	9.92%
117.46	40.00%	$1,275.00	27.50%	9.92%
109.07	30.00%	$1,275.00	27.50%	9.92%
100.68	20.00%	$1,275.00	27.50%	9.92%
99.28	18.33%	$1,275.00	27.50%	9.92%
92.29	10.00%	$1,150.00	15.00%	5.65%
88.10	5.00%	$1,075.00	7.50%	2.90%
83.90(2)	0.00%	$1,000.00	0.00%	0.00%
79.71	-5.00%	$1,000.00	0.00%	0.00%
75.51	-10.00%	$1,000.00	0.00%	0.00%
74.67	-11.00%	$ 990.00	-1.00%	-0.40%
67.12	-20.00%	$ 900.00	-10.00%	-4.15%
58.73	-30.00%	$ 800.00	-20.00%	-8.70%
50.34	-40.00%	$ 700.00	-30.00%	-13.72%
41.95	-50.00%	$ 600.00	-40.00%	-19.35%
(1)	The annualized rates of return are calculated on a semi-annual bond equivalent basis.
(2)	The hypothetical starting price. The actual starting price will be determined on the pricing date.

The above figures are for purposes of illustration only. The actual amount you receive at stated maturity and the resulting pre-tax rates of return will depend on the actual starting price, ending price and capped value.

PRS-11

Enhanced Growth Securities Notes Linked to the iShares® Russell 2000 Index Fund due November , 2013

The iShares Russell 2000 Index Fund

The iShares Russell 2000 Index Fund is an exchange traded fund that seeks to track the Russell 2000 Index, an equity index that is designed to reflect the small capitalization segment of the United States equity market. As of the date of this pricing supplement, the current Trust Prospectus relating to the iShares Russell 2000 Index Fund is dated August 1, 2010, which is part of Post-Effective Amendment No. 459 to the Registration Statement filed with the SEC on Form N-1A, on July 29, 2010 under the Securities Act and the Investment Company Act (File Nos. 333-92935 and 811-09729). See “The iShares Russell 2000 Index Fund” in Annex A to the accompanying product supplement for additional information about the iShares Russell 2000 Index Fund.

We obtained the closing prices listed below from Bloomberg. You can obtain the value of the iShares Russell 2000 Index Fund at any time from Bloomberg under the symbol “IWM” or from the iShares website at www.ishares.com. We make no representation or warranty as to the accuracy or completeness of the information obtained from these sources. No information contained on the iShares website is incorporated by reference into this pricing supplement.

The following graph sets forth daily closing prices of the iShares Russell 2000 Index Fund for the period from January 1, 2001 to March 30, 2011. The closing price on March 30, 2011 was $83.90.

PRS-12

Enhanced Growth Securities Notes Linked to the iShares® Russell 2000 Index Fund due November , 2013

The iShares Russell 2000 Index Fund (Continued)

The following table sets forth the high and low closing prices, as well as end-of-period closing prices, of the iShares Russell 2000 Index Fund for each quarter in the period from January 1, 2001 through December 31, 2010 and for the period from January 1, 2011 to March 30, 2011.

	High	Low	Last
2001
First Quarter	$51.16	$43.00	$44.80
Second Quarter	$51.70	$42.27	$50.95
Third Quarter	$49.80	$37.83	$40.10
Fourth Quarter	$49.00	$39.75	$48.18
2002
First Quarter	$50.32	$45.40	$50.05
Second Quarter	$52.15	$44.99	$45.33
Third Quarter	$44.41	$35.46	$35.88
Fourth Quarter	$40.90	$32.56	$37.99
2003
First Quarter	$39.67	$34.42	$36.30
Second Quarter	$45.64	$36.66	$44.29
Third Quarter	$51.86	$44.76	$48.48
Fourth Quarter	$56.21	$49.77	$55.34
2004
First Quarter	$59.94	$55.75	$58.77
Second Quarter	$60.39	$53.41	$58.88
Third Quarter	$58.09	$51.56	$56.94
Fourth Quarter	$65.04	$56.30	$64.70
2005
First Quarter	$64.35	$60.22	$61.00
Second Quarter	$64.08	$56.96	$63.58
Third Quarter	$68.40	$64.00	$66.36
Fourth Quarter	$68.86	$61.62	$66.73
2006
First Quarter	$75.97	$68.03	$75.97
Second Quarter	$77.58	$66.69	$71.66
Third Quarter	$73.26	$66.70	$71.96
Fourth Quarter	$79.35	$71.26	$78.05
2007
First Quarter	$82.39	$75.17	$79.51
Second Quarter	$84.79	$79.75	$82.96
Third Quarter	$85.74	$75.20	$80.04
Fourth Quarter	$84.18	$73.02	$75.92
2008
First Quarter	$75.12	$64.30	$68.51
Second Quarter	$76.17	$68.47	$69.03
Third Quarter	$75.20	$65.50	$68.39
Fourth Quarter	$67.02	$38.58	$49.27
2009
First Quarter	$51.27	$34.36	$41.94
Second Quarter	$53.19	$42.82	$50.96
Third Quarter	$62.02	$47.87	$60.23
Fourth Quarter	$63.36	$56.22	$62.26
2010
First Quarter	$69.25	$58.68	$67.81
Second Quarter	$74.14	$61.08	$61.08
Third Quarter	$67.67	$59.04	$67.47
Fourth Quarter	$79.22	$66.94	$78.23
2011
January 1, 2011 to March 30, 2011	$83.90	$77.18	$83.90

PRS-13